SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 5)

Under the Securities Exchange Act of 1934

EnLink Midstream Partners, LP

(Name of Issuer)

Common Units

(Title of Class of Securities)

29336U 10 7

(CUSIP Number)

Lyndon C. Taylor

Executive Vice President and General Counsel

Devon Energy Corporation

333 W. Sheridan Ave.

Oklahoma City, OK 73102-5015

Tel: (405) 235-3611

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 18, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Common Unit CUSIP No. 29336U 10 7

1	NAME OF REPORTING PERSON Devon Energy Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 0 Common Units
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 0 Common Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 Common Units
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% (1)
14	TYPE OF REPORTING PERSON CO – corporation

(1)	Based on a total of 350,245,506 common units (“Common Units”) representing limited partner interests in EnLink Midstream Partners, LP, a Delaware limited partnership (the “Issuer”), outstanding as of June 1, 2018.

Common Unit CUSIP No. 29336U 10 7

1	NAME OF REPORTING PERSON Devon Energy Corporation (Oklahoma)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Oklahoma, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 0 Common Units
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 0 Common Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 Common Units
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% (1)
14	TYPE OF REPORTING PERSON CO – corporation

(1)	Based on a total of 350,245,506 Common Units outstanding as of June 1, 2018.

Common Unit CUSIP No. 29336U 10 7

1	NAME OF REPORTING PERSON Devon Gas Co., L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 0 Common Units
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 0 Common Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 Common Units
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% (1)
14	TYPE OF REPORTING PERSON OO – limited liability company

(1)	Based on a total of 350,245,506 Common Units outstanding as of June 1, 2018.

Common Unit CUSIP No. 29336U 10 7

1	NAME OF REPORTING PERSON Southwestern Gas Pipeline, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 0 Common Units
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 0 Common Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 Common Units
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% (1)
14	TYPE OF REPORTING PERSON OO – limited liability company

(1)	Based on a total of 350,245,506 Common Units outstanding as of June 1, 2018.

Common Unit CUSIP No. 29336U 10 7

1	NAME OF REPORTING PERSON Devon Gas Operating, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 0 Common Units
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 0 Common Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 Common Units
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% (1)
14	TYPE OF REPORTING PERSON CO – corporation

(1)	Based on a total of 350,245,506 Common Units outstanding as of June 1, 2018.

Common Unit CUSIP No. 29336U 10 7

1	NAME OF REPORTING PERSON Devon Gas Services, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 0 Common Units
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 0 Common Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 Common Units
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% (1)
14	TYPE OF REPORTING PERSON OO – limited partnership

(1)	Based on a total of 350,245,506 Common Units outstanding as of June 1, 2018.

SCHEDULE 13D/A

This Amendment No. 5 (this “Amendment”) amends the Schedule 13D, dated March 7, 2014, as amended by Amendment No. 1, dated February 17, 2015, Amendment No. 2, dated April 29, 2015, Amendment No. 3, dated May 27, 2015, and Amendment No. 4, dated June 5, 2018 (as amended, the “Schedule 13D”), filed by Devon Energy Corporation, a Delaware corporation (“Devon”), Devon Energy Corporation (Oklahoma), an Oklahoma corporation (“Devon OK”), Devon Gas Co., L.L.C., a Delaware limited liability company (formerly known as Devon Gas Corporation) (“Devon Gas”), Southwestern Gas Pipeline, L.L.C., a Texas limited liability company (“Southwestern Gas”), Devon Gas Operating, Inc., a Delaware corporation (“Devon Gas Operating”), Devon Gas Services, L.P., a Texas limited partnership (“Devon Gas Services”), EnLink Midstream Manager, LLC, a Delaware limited liability company (“EnLink Midstream Manager”), EnLink Midstream, LLC, a Delaware limited liability company (“EnLink Midstream”), EnLink Midstream, Inc., a Delaware corporation (formerly known as Crosstex Energy, Inc.) (“EMI”), and Acacia Natural Gas Corp I, Inc., a Delaware corporation (“Acacia”). Devon, Devon OK, Devon Gas, Southwestern Gas, Devon Gas Operating and Devon Gas Services are collectively referred to as the “Reporting Persons”. EnLink Midstream Manager, EnLink Midstream, EMI and Acacia are collectively referred to herein as the “EnLink Entities”. Capitalized terms used but not defined in this Amendment have the meanings given to such terms in the Schedule 13D.

As a result of the transactions described herein, on July 18, 2018, the Reporting Persons ceased to beneficially own any Common Units and, accordingly, the Reporting Persons shall no longer be deemed to be a member of a group with the EnLink Entities for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and this Amendment constitutes an exit filing for the Reporting Persons. The Reporting Persons understand that following the consummation of the transactions described in Item 4 herein, the EnLink Entities will jointly file on Schedule 13D with MLP Acquiror and certain of its affiliates.

Item 4. Purpose of Transaction

Item 4 is hereby amended and supplemented as follows:

On July 18, 2018, the parties to the Purchase Agreement consummated the previously announced transactions contemplated thereby, pursuant to which, among other things, (a) Devon Gas Services transferred to ENLC Acquiror 115,495,669 common units representing limited liability company interests in EnLink Midstream, (b) Devon Gas Services transferred to MLP Acquiror (i) 87,128,717 Common Units and (ii) all of the outstanding limited liability company interests in EnLink Midstream Manager and (c) Southwestern Gas transferred to MLP Acquiror 7,531,883 Common Units, for aggregate consideration of $3,125,000,000, in each case subject to the terms and conditions set forth in the Purchase Agreement. As a result of the consummation of such transactions, the Reporting Persons ceased to beneficially own any Common Units. Additionally, in connection with the consummation of such transactions, all individuals that are officers or directors of EnLink Midstream Manager or the General Partner that are also managers, directors or officers of Devon Gas Services, Southwestern Gas or any of their affiliates delivered letters of resignation to EnLink Midstream Manager or the General Partner, as applicable.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated as follows:

(a) – (b) None of the Reporting Persons beneficially owns any Common Units and, therefore, (i) the Reporting Persons own 0.0% of the total issued and outstanding Common Units and (ii) no executive officer or manager of a Reporting Person or any other party listed on Appendix A of the Schedule 13D has sole or shared beneficial ownership of any Common Units beneficially owned by the Reporting Persons.

(c) Except as set forth in this Amendment (including Item 4), there have been no reportable transactions with respect to the Common Units by the Reporting Persons in the last sixty days.

(d) Not applicable.

(e) On July 18, 2018, the Reporting Persons ceased to beneficially own any Common Units and, accordingly, the Reporting Persons shall no longer be deemed to be a member of a group with the EnLink Entities for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and this Amendment constitutes an exit filing for the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented as follows:

The information set forth in Item 4 of this Amendment is incorporated by reference in its entirety into this Item 6.

In connection with the consummation of the transactions contemplated by the Purchase Agreement, as of July 18, 2018, Devon Gas Services and Southwestern Gas transferred their interests in the Unitholder Agreement to MLP Acquiror.

Item 7. Material to Be Filed as Exhibits

Item 7 is hereby amended and supplemented to include the following exhibit:

Exhibit Number	Description

Exhibit 15	Joint Filing Agreement (filed herewith)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 18, 2018	DEVON ENERGY CORPORATION

	By:	/s/ Jeffrey L. Ritenour
	Name:	Jeffrey L. Ritenour
	Title:	Executive Vice President and Chief Financial Officer

DEVON ENERGY CORPORATION (OKLAHOMA)

	By:	/s/ Jeffrey L. Ritenour
	Name:	Jeffrey L. Ritenour
	Title:	Executive Vice President

DEVON GAS CO., L.L.C.

	By:	/s/ Jeffrey L. Ritenour
	Name:	Jeffrey L. Ritenour
	Title:	Executive Vice President

SOUTHWESTERN GAS PIPELINE, L.L.C.

	By:	/s/ Jeffrey L. Ritenour
	Name:	Jeffrey L. Ritenour
	Title:	Executive Vice President

DEVON GAS OPERATING, INC.

	By:	/s/ Jeffrey L. Ritenour
	Name:	Jeffrey L. Ritenour
	Title:	Executive Vice President

DEVON GAS SERVICES, L.P.

	By:	/s/ Jeffrey L. Ritenour
	Name:	Jeffrey L. Ritenour
	Title:	Executive Vice President

SIGNATURE PAGE TO

SCHEDULE 13D/A